Exhibit 99.1

Volvo Treasury Chooses Sweden as Home Member State

STOCKHOLM, Sweden--Regulatory News:

Volvo Treasury AB (Nasdaq:VOLV) has chosen Sweden as its home member state in accordance with the Swedish Securities Exchange and Clearing Operations Act. This means that Volvo Treasury will disclose information about its debt instruments listed on exchanges in Stockholm, Luxembourg and Paris in accordance with Swedish law and regulations issued by the Swedish Financial Supervisory Authority.

Volvo Treasury is a subsidiary of AB Volvo providing the Volvo Group companies with competitive funding, treasury and cash management related services.

July 16, 2007

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange.

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Volvo
Christer Johansson, +46 31 66 13 34
Investor Relations